

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 4, 2018

G. Reed Petersen
President
Kreido Biofuels, Inc.
3625 Cove Point Drive
Salt Lake City, Utah 84109

> **Re: Kreido Biofuels, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed March 12, 2018**
> **File No. 000-55909**

Dear Mr. Petersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If you do not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically.

2. We note on the cover page your disclosure that you are an emerging growth company. Please provide a brief description of the various exemptions available to you as an emerging growth company.

Liquidity and Capital Resources, page 4

3. We note your disclosure here and on page 6, that you have agreed to reimburse management for any out-of-pocket expenses incurred in connection with certain activities leading up to a potential business combination. Please file a written description of this verbal agreement as an exhibit to the registration statement. Please see Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04.

Item 9. Market Price of and Dividends of the Registrant's Common Equity, page 6

4. Please revise your filing to provide the information required by Item 201(a)(1)(i) of Regulation S-K with respect to the identity of the market in which each class of common equity is being traded.

Item 10. Recent Sales of Unregistered Securities, page 6

5. We note that Messrs. Philpott and Petersen acted as your CEO and CFO during the fiscal year 2017. In that regard, please revise your disclosure to name the individual to whom you issued common stock on November 10, 2017. Please see Item 701 of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 8

Note 4 – Stockholders' Equity

6. Your disclosure states there were 52,545,992 shares of common stock outstanding at December 31, 2016; however, your balance sheet indicates there were actually 52,720,992 shares of common stock outstanding at December 31, 2016. Please revise accordingly.

Note 5 – Income Taxes

7. It is not clear why you have applied a U.S. federal and state income tax rate of 15% to determine the amount of your deferred tax asset as of December 31, 2016. Please advise or revise.

Note 9 – Subsequent Events

8. Please also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction